UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(23 November 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update – November 2021

Trading Update - November 2021

Key Highlights

●        Positive nine-month performance; sales +11% ahead of prior year
●        Good underlying demand & continued pricing progress across key markets
●        Strong growth in profitability and further margin expansion

Nine months ended 30 September                       2021                Change
Sales                                                                    $22.8bn              +11%
EBITDA                                                              $3.9bn                +15%
EBITDA Margin                                                  17.1%                +50bps

●        Performance supported by integrated solutions model
●        Robust cash generation & financial discipline; expect year-end net debt/EBITDA of c.1.2x
●       Year-to-date acquisition spend $1.4bn; strong pipeline of opportunities
●        Share buyback programme ongoing; $0.8bn completed year-to-date
●       Expect full-year EBITDA to be in excess of $5.25bn; well ahead of prior year

Albert Manifold, Chief Executive, said today:
CRH continues to perform well with good underlying demand and pricing progress across our key markets. Our uniquely integrated and solutions-focused business model has supported further margin expansion across our businesses, while our strong cash generation and disciplined approach to capital allocation provides further opportunities to create value for all of our stakeholders. Looking ahead to the remainder of the year, we expect to deliver another record performance for the Group, with full-year EBITDA in excess of $5.25 billion.

Announced Tuesday, 23 November 2021

Health & Safety

The health and safety of our people remains our top priority as many of our markets continue to be affected by COVID-19. Our focus is to ensure that we continue to provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Summary

Cumulative nine-month sales to the end of September amounted to $22.8 billion, an increase of 11% compared with the corresponding period in 2020 and 7% ahead on a like-for-like basis. First-half growth moderated in the third quarter as easing pandemic related restrictions in the third quarter of 2020 resulted in a strong prior year comparative.

Third quarter sales remained ahead of prior year across all divisions, with good demand in key markets. Americas Materials was primarily driven by improved pricing as volume growth was impacted by inclement weather, while Europe Materials continued to benefit from improved activity levels in Eastern Europe and the United Kingdom (UK). Building Products delivered further growth in the third quarter against a strong prior year comparative.

Sales (like-for-like1) change versus 2020	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	+3%	+17%	+8%	+10%
Quarter 3 (Q3)	+4%	+6%	+1%	+4%
Nine months to September (9M)	+3%	+13%	+6%	+7%
1 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments

EBITDA for the period was $3.9 billion, 15% ahead of the prior year and 11% ahead on a like-for-like basis reflecting strong volume growth and a continued focus on price improvements and cost rationalisation to offset input cost inflation. Third quarter and nine month EBITDA margins were ahead in all Divisions.

EBITDA (like-for-like) change versus 2020	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	+6%	+52%	+12%	+19%
Quarter 3 (Q3)	+4%	+7%	+2%	+4%
Nine months to September (9M)	+5%	+28%	+9%	+11%

Sustainability

Sustainability is deeply embedded in all aspects of our business and we recognise the importance of our role in the delivery of a lower carbon and more resilient built environment. Our 2025 carbon reduction targets are industry leading and we remain fully committed to achieving our ambition of carbon neutrality by 2050. Further details on our carbon reduction strategy will be communicated in the first half of 2022.

Trading Outlook

Based on current trading conditions and the positive momentum that we see across our markets, we expect to deliver another record performance in 2021, with full-year EBITDA in excess of $5.25 billion and further margin expansion. Looking ahead to 2022, we expect the positive underlying demand and pricing backdrop to continue albeit against an inflationary input cost environment. We are encouraged by the passing of the $1.2 trillion infrastructure package by the United States (US) Congress, which significantly increases the commitment to future infrastructure investment in the US. We believe that this positive demand backdrop, together with the strength and resilience of our business model, leaves us well positioned to deliver further growth and value creation for all of our stakeholders.

Americas Materials

Nine-month like-for-like sales for our Americas Materials operations were 3% ahead of the equivalent period in 2020, driven by higher volumes in aggregates, cement and readymixed concrete, along with pricing progression across all lines of business.

Like-for-like EBITDA for Q3 was ahead of 2020, resulting in nine-month EBITDA 5% ahead on a like-for-like basis, with higher volumes, positive pricing, and good operating performance offsetting commodity cost inflation.

Key Products in Brief

●    Aggregates: Like-for-like aggregates volumes for the nine months were 2% ahead of 2020 driven by good demand in the Northeast and West divisions; average year-to-date prices increased by 2%. On a mix-adjusted basis, aggregates pricing increased 4%, with increases in all regions, resulting in good margin expansion.

●    Asphalt: Unfavourable weather in the South and lower volumes in the Northeast and Great Lakes divisions offset strong backlog execution in the West division, resulting in nine-month like-for-like volumes 1% behind 2020; average prices were 2% ahead.

●     Readymixed Concrete: Volumes for the nine months were 4% ahead on a like-for-like basis, driven by strong demand; average prices were 4% ahead with increases in all regions.

●    Paving and Construction Services: Nine-month like-for-like sales in our paving and construction services business were 4% behind 2020 primarily driven by inclement weather in the South and a slower start to the season in the Northeast and Great Lakes divisions. The West division saw increased activity driven by good underlying demand.    Construction margins were ahead of prior year.

●     Cement: Strong market demand across all regions resulted in nine-month volumes 6% ahead of 2020; prices were 5% ahead with good momentum in both the US and Canada.

Europe Materials

Nine-month like-for-like sales were 13% ahead of 2020, reflecting volume growth and price progress against a prior year comparative which was heavily impacted by the COVID-19 pandemic. In particular, Eastern Europe and the UK were strong contributors, with improved performance across all product domains.

Like-for-like EBITDA for Q3 was ahead of prior year driven by price increases across all products and strong fixed cost control; nine-month like-for-like EBITDA was 28% ahead, reflective of the very strong first half performance.

Key Markets in Brief

●    Western Europe: Demand increased following the easing of COVID-19 restrictions resulting in overall nine-month like-for-like sales well ahead of 2020. Sales in the UK were ahead with good volumes and improved pricing across all lines of business, with EBITDA well ahead supported by cost control initiatives. France and Ireland benefited from increased demand against a prior year comparative which was impacted by COVID-19 related shutdowns. Sales in Germany increased supported by good volumes, while adverse weather as well as the non-recurrence of a major project impacted activity levels in Finland.

●      Eastern Europe: Nine-month like-for-like sales were ahead of prior year as robust market demand resulted in higher cement volumes; prices increased across most regions, with cost savings initiatives also contributing to EBITDA growth.

●      Asia: Strong cement volumes in the Philippines were partly offset by lower prices, resulting in increased sales for the nine months compared to 2020. EBITDA was also strongly ahead, driven by increased volumes coupled with benefits from operational and procurement savings initiatives.

Building Products

Nine-month like-for-like sales were 6% ahead of 2020, reflecting improved pricing and strong demand for residential construction, particularly in North America, partly offset by slower recovery in the non-residential sector. Increased sales and ongoing cost savings initiatives resulted in like-for-like EBITDA 9% ahead of the prior year period.

Key Products in Brief

●     Architectural Products: Nine-month like-for-like sales and EBITDA were ahead of prior year as the North America business experienced strong volume growth in the early months of the year. The pace of growth moderated in the third quarter against a very strong comparative, but demand remained resilient. Like-for-like sales and EBITDA in Europe were also ahead.

●      Building Envelope: Nine-month like-for-like sales and EBITDA were ahead, as good pricing discipline and cost mitigation efforts offset significant input cost inflation.

●      Infrastructure Products: Nine-month like-for-like sales were ahead of prior year driven by growth in Europe and the Enclosures business in North America. Strong cost management helped to offset inflationary pressures resulting in like-for-like EBITDA growth.

●      Construction Accessories: Recovery of activity levels post COVID-19 restrictions drove nine-month like-for-like sales growth against the same period in 2020, particularly in our businesses in the US and UK. Strong volume growth and lower fixed overhead costs offset input cost inflation, resulting in like-for-like EBITDA ahead of prior year.

Profit Before Tax Outlook

We expect full-year depreciation and amortisation expense to be broadly in line with prior year (2020: $1.7 billion).

The net gain on divestments and non-current asset disposals in 2021 is expected to be $0.1 billion (2020: $9 million).

The Group's share of profits from equity accounted entities is expected to be ahead of prior year (2020: $32 million profit pre-impairment).

Net finance costs are expected to be approximately $50 million lower than prior year (2020: $490 million) primarily due to lower average gross debt levels and borrowing costs.

Taking each of these elements into account together with our EBITDA outlook, we expect full-year profit before tax to be well ahead of 2020 (2020: $2.5 billion pre-impairment).

Balance Sheet Expectations

Reflecting our year-to-date acquisition spend, increased capital expenditure and the continuation of the Group's share buyback programme, and assuming no further material development activity for the remainder of the year, year-end net debt is expected to be approximately $6.1 billion (2020: $5.9 billion). Taking into account our full-year EBITDA guidance and our continued strong cash generation, our year-end net debt to EBITDA ratio is expected to be approximately 1.2x (2020: 1.3x).

Capital Allocation Update

Share Buyback Programme

As announced on 30 September 2021, reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its share buyback programme with a further tranche of $0.3 billion to be completed no later than 23 December 2021. Year-to-date, the Group has returned $0.8 billion of cash to shareholders through our ongoing share buyback programme.

Development Activity

The Group has spent c. $1.4 billion on 17 acquisitions in the year-to-date (including deferred and contingent consideration in respect of prior year acquisitions).

On the divestment front, the Group completed seven transactions and realised total business and asset disposal proceeds of c. $0.4 billion, inclusive of $0.1 billion of deferred proceeds from prior year divestments.

2021 Acquisitions and Investments

The Building Products Division completed seven bolt-on acquisitions year-to-date amounting to a total spend of c. $0.8 billion. The acquisition in Q3 of National Pipe & Plastics, a water, energy and infrastructure solutions business, represents the largest acquisition year-to-date for this Division. The Americas Materials Division completed seven bolt-on acquisitions across the US for a total spend of c. $0.6 billion year-to-date. The acquisition in Q3 of Angel Brothers, a vertically-integrated asphalt paving business in Texas, represents the largest acquisition by the Group in the year-to-date. The Europe Materials Division completed three acquisitions year-to-date for a total spend of $13 million.

2021 Divestments and Disposals

The divestment of the Brazilian operations by the Americas Materials Division represented the largest divestment year-to-date. Together with a further six other divestments, the Group realised total proceeds of c. $0.4 billion, including proceeds from the disposal of surplus property, plant and equipment and other non-current assets.

CRH will report its preliminary results for the full-year 2021 on Thursday, 3 March 2022.

CRH plc will host an analysts' conference call at 08:30 GMT on Tuesday, 23 November 2021 to discuss the Trading Update. To join this call please dial: +353 (0) 1 506 0650, confirmation code 4973308 (further international numbers are available here). A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold            Chief Executive
Jim Mintern                   Finance Director
Frank Heisterkamp        Director of Capital Markets & ESG
Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 29 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2020 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 November 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary